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                                                                       EXHIBIT 6

                                                               February 1, 2002

Board of Directors
Pitt-Des Moines, Inc.
1450 Lake Robbins Drive--Suite 400
The Woodlands, TX 77380

Gentlemen:

   Pitt-Des Moines, Inc. ("PDM" or "the Company"), Ironbridge Holding LLC (the "Acquiror"), and Ironbridge Acquisition Corp., a wholly owned subsidiary of the Acquiror (the "Acquisition Sub"), propose to enter into an agreement (the "Merger Agreement") pursuant to which the Acquisition Sub will make a tender offer (the "Offer") for all shares of the Company's common stock, no par value (the "Shares"), at $33.90 per Share, net to the seller in cash. The Merger Agreement also provides that, following a consummation of the Offer, the Acquisition Sub will be merged with and into the Company in a transaction (the "Merger") in which each remaining Share will be converted into the right to receive the price paid per Share in the Offer in cash. The Company will also enter into an Asset Purchase Agreement (the "Asset Purchase Agreement") with Steel Bridges, LLC (the "Purchaser") pursuant to which the Company will sell certain assets of its Bridge Division ("PDM Bridge") to the Purchaser following the consummation of the Offer on the terms set forth therein. The transactions contemplated by the Merger Agreement and the Asset Purchase Agreement are conditional upon each other as set forth in such Agreements.

   You have asked us whether, in our opinion, the proposed per share cash consideration to be received by the holders of the Shares in the Offer and the Merger is fair to such stockholders from a financial point of view.

   In arriving at the opinion set forth below, we have among other things:

      (i) reviewed certain publicly available financial statements and other information of PDM and PDM Bridge;

      (ii) reviewed certain internal financial statements and other financial and operating data concerning the PDM and PDM Bridge prepared by the management of PDM and PDM Bridge, respectively;

      (iii) reviewed certain financial projections prepared by the managements of PDM and PDM Bridge;

      (iv) discussed the past and current operations and financial condition and the prospects of PDM and PDM Bridge with certain senior executives of the PDM and PDM Bridge;

      (v) compared the financial performance of PDM Bridge and PDM with that of certain other publicly traded companies;

      (vi) reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

      (vii) reviewed the reported price and trading activity for the Shares and compared such information with similar information for certain other publicly traded companies;

      (viii) reviewed the financial terms of the Merger Agreement, the Asset Purchase Agreement, and certain other related documents;

      (ix) participated in discussions and negotiations between and among representatives of PDM, the Acquiror and the Purchaser;

      (x) performed such other analyses as we deemed appropriate.

   We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of PDM and PDM Bridge. We have not made any independent

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valuation or appraisal of the assets or liabilities of PDM or PDM Bridge, nor have we been furnished with any such appraisals. In addition, we have assumed that the Merger Agreement, the Asset Purchase Agreement and related documents are performed in accordance with their terms. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us, as of the date hereof.

   We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services.

   It is understood that this letter is for the information of the Board of Directors of the Company only and may not be used for any other purpose without our prior written consent. This letter does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in the Offer or vote such Shares for the Merger, if applicable.

   Based upon, and subject to the foregoing, we are of the opinion on the date hereof that $33.90 per Share in cash to be received by the holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view.

                                          Very truly yours,

                                          TANNER & CO., INC.

                                          By: /s/  PETER SCHEMAN
                                             -----------------------------------
                                                Peter Scheman